# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verrica Pharmaceuticals Inc., CIK 0001660334
CUSIP: 92511W207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10 NORTH HIGH STREET, SUITE 200, WEST CHESTER, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 12/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-25-005145
Filed by CIK 0001727492
Persons authorized to receive notices and communications: David Johnson, Caligan Partners LP, 780 Third Avenue, 30th Floor, New York, New York (NY), 10017, (646) 859-8204; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Caligan Partners LP (CIK 0001727492): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,503,054; sole dispositive power 0; shared dispositive power 6,503,054; aggregate amount beneficially owned 6,503,054 (9.99% of the class)
  Comment: Includes 5,579,144 shares of Common Stock (as defined below) issuable upon exercise of the Reported Warrants (as defined in Item 6). As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 5(a)) and the percentage set forth on row (13) gives effect to the 9.99% Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (8), (10) and (11).
- David Johnson (CIK 0001785557): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,503,054; sole dispositive power 0; shared dispositive power 6,503,054; aggregate amount beneficially owned 6,503,054 (9.99% of the class)
  Comment: Includes 5,579,144 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 5(a), the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (13) gives effect to the 9.99% Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (8), (10) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Verrica Pharmaceuticals Inc.
Address of issuer's principal executive offices: 10 NORTH HIGH STREET, SUITE 200, WEST CHESTER, Pennsylvania (PA), 19380
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on November 24, 2025 (as amended, the "Schedule 13D"). This Amendment No. 1 supplements Item 4 as set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 26, 2025, pursuant to the Purchase Agreement, the Issuer appointed Dr. Charles Frantzreb, a designee selected by Caligan, as a Class I member of the Board, effective immediately.

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (12/30/2025)
- David Johnson: /s/ David Johnson, David Johnson, Individually (12/30/2025)